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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED MAY 28, 2008

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 10, 2007 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: May 28, 2008
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                           Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations             KCSA Strategic Communications
+972-3-516-7620                          212-896-1249/212-896-1236
roni@km-ir.co.il                         jgoldberger@kcsa.com / mcsaby@kcsa.comm

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS FIRST QUARTER 2008 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, MAY 28, 2008 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the first quarter ended March 31, 2008.

     For the quarter ended March 31, 2008, revenues increased 29.5% to $38.0 million, compared to revenues of $29.3 million for the same period of 2007.
Gross profit for the quarter increased 34.8% to $20.8 million, or 54.7% of revenues, compared to gross profits of $15.4 million, or 52.5% of revenues for the same period last year.

     For the quarter ended March 31, 2008, operating income increased 27.2% to
$4.3 million, or 11.2% of revenues, from operating income of $3.3 million, or
11.4% of revenues for the same period last year. Net income for the quarter increased 25.2% to $2.9 million, or $0.17 per diluted share, compared to net income of $2.3 million or $0.14 per diluted share for the comparable period in
2007.

     For the quarter ended March 31, 2008, excluding the effects of non-cash stock-based compensation expenses, operating income was $4.5 million, or 11.9%
of revenues, compared to operating income of $3.7 million, or 12.5% of revenues, for the same period last year.

     Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $3.2 million, or $0.19 per diluted share, an increase of 19.7%, from net income of $2.6 million for the same period last year.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of March 31, 2008, the Company had cash and cash equivalents, including short-term investments of $27.6 million.

     Commenting on first quarter results, Eyal Hayardeny, chief executive officer of Shamir, said, "Overall Shamir had a good start in 2008. During the first quarter, we experienced favorable results, many of which reflect the changes we have instituted throughout our organization to effectuate improved sales and manufacturing capabilities. Our growth this quarter was spread out over most of our operations. In addition, our R&D team diligently improved our technological capabilities which are reflected in our innovative products."

SHAMIR / PAGE 2

     Mr. Hayardeny concluded, "Our sales efforts continue to be bolstered by the investments we have made to expand our selling and marketing capabilities. These capabilities support our long range goals. To that end, in February 2008 we increased our ownership in our lab in Mexico to 51% from 26%. We were encouraged with the performance of our investment in Mexico and are pleased to have been able to increase our ownership in the subsidiary."

     Based on the results through the first quarter of 2008 Shamir is increasing their estimation revenue growth for the fiscal year ending on
December 31, 2008, to the range of 10%-16%, under the December 2007 exchange rates and excluding the results of its Mexican operation.

CONFERENCE CALL:

     Shamir has scheduled a conference call for 9:00 a.m. today to discuss first quarter results. To participate in the call, please dial (800) 254-5933 (U.S.
and Canada) or (973) 409-9255 (International). The conference ID for this event is 46827103. For those unable to participate there will be replay available from
12:00 p.m. EDT on May 28, 2008 through 11:59 p.m. EDT, June 2, 2008. Please call: (800) 642-1687 (U.S. and Canada) (706) 645-9291 (International). The ID
code for the replay is 46827103.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses, reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM) and
Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.

Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 As of December 31,   As of March 31,
                                                                     --------           --------
                                                                        2007              2008
                                                                     --------           --------
                                                                    (Unaudited)        (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                            $ 18,953           $ 20,053
Short-term investment                                                  14,375              7,514
Trade receivables (1)                                                  30,719             39,103
Other receivables and prepaid expenses                                  7,579              8,934
Inventory                                                              27,972             31,410
                                                                     --------           --------
   TOTAL CURRENT ASSETS                                                99,598            107,014

LONG-TERM INVESTMENTS:
Severance pay fund                                                      3,089              3,482
Long-term receivables                                                   1,299              1,122
Investments in affiliates                                               4,437              1,487
                                                                     --------           --------
   TOTAL LONG-TERM INVESTMENTS                                          8,825              6,091

PROPERTY, PLANT AND EQUIPMENT, NET                                     39,170             42,832
OTHER ASSETS                                                            5,356              8,128
GOODWILL                                                                7,542              9,931
                                                                     --------           --------
   TOTAL ASSETS                                                      $160,491           $173,996
                                                                     ========           ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                     $ 15,950           $ 17,808
Current maturities of long-term loans                                   7,689             10,147
Trade payables                                                         10,852             16,737
Accrued expenses and other liabilities                                 12,735             13,884
                                                                     --------           --------
   TOTAL CURRENT LIABILITIES                                           47,226             58,576

LONG-TERM LIABILITIES:
Long-term loans                                                        17,491             18,989
Capital leases                                                          4,303              4,120
Accrued severance pay                                                   3,337              4,038
Other long-term liabilities                                               753                663
Deferred income taxes                                                   1,358              2,161
                                                                     --------           --------
   TOTAL LONG-TERM LIABILITIES                                         27,242             29,971

MINORITY INTERESTS                                                        800                924
                                                                     --------           --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2007 and
March 31, 2008; Issued and outstanding: 16,423,740 shares
at December 31, 2007 and March 31, 2008                                    37                 37
Additional paid-in capital                                             66,629             66,903
Accumulated other comprehensive income                                  1,628              1,764
Retained earnings                                                      16,929             15,821
                                                                     --------           --------
   TOTAL SHAREHOLDERS' EQUITY                                          85,223             84,525
                                                                     --------           --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $160,491           $173,996
                                                                     ========           ========

     (1)  Net of allowance for doubtful accounts of $ 2,140 and $ 2,216 as of
          December 31, 2007 and March 31, 2008, respectively.

SHAMIR OPTICAL INDUSTRY LTD.

Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      Three Months Ended March 31,
                                                      ----------------------------
                                                        2007                2008
                                                      --------            --------
                                                     (Unaudited)         (Unaudited)

Revenues, net                                         $ 29,338            $ 37,998
Cost of revenues                                        13,927              17,225
                                                      --------            --------
Gross profit                                            15,411              20,773

Operating Expenses:
     Research and development costs                        630                 874
     Selling and marketing expenses                      8,308              11,667
     General and administrative expenses                 3,132               3,982
                                                      --------            --------
Total operating expenses                                12,070              16,523
                                                      --------            --------
Operating income                                         3,341               4,250

Financial expenses and other, net                           58                  74
                                                      --------            --------
Income before taxes on income                            3,283               4,176

Taxes on income                                          1,032               1,557
                                                      --------            --------
Income after taxes on income                             2,251               2,619

Equity in losses (gains) of affiliates, net                 29                 (10)
Minority interest in losses of subsidiaries                (88)               (263)
                                                      --------            --------
Net income                                            $  2,310            $  2,892
                                                      ========            ========

Net earnings per share:
     Basic                                            $   0.14            $   0.18
                                                      ========            ========
     Diluted                                          $   0.14            $   0.17
                                                      ========            ========

Number of shares:
     Basic                                              16,257              16,424
     Dilutive                                           16,542              16,539

SHAMIR OPTICAL INDUSTRY LTD.

Reconciliation of Non-GAAP Operating Income and Net Income
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              Three Months Ended March 31,
                                             ----------------------------
                                               2007                2008
                                             --------            --------
                                           (Unaudited)          (Unaudited)

Operating income                             $  3,341            $  4,250

Non-GAAP adjustment:
     Stock based compensation                    (336)               (274)
                                             --------            --------
Non-GAAP operating income                    $  3,677            $  4,524
                                             ========            ========

Net income
                                             $  2,310            $  2,892
Non-GAAP adjustment:
     Stock based compensation                    (336)               (274)
                                             --------            --------
Non-GAAP net income                          $  2,646            $  3,166
                                             ========            ========

Non-GAAP net earnings per share :
     Basic                                   $   0.16            $   0.19
                                             ========            ========
     Diluted                                 $   0.16            $   0.19
                                             ========            ========

Number of shares:
     Basic                                     16,257              16,424
     Dilutive                                  16,542              16,539